1775 I Street, N.W. Washington, DC 20006-2401 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
Sander M. Bieber sander.bieber@dechert.com +1 (202) 261-3308 Direct +1 (202) 261-3008 Fax

January 16, 2009

Mr. Christian Sandoe

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Aberdeen Global Income Fund, Inc. (the “Fund”)
SEC File No. 811-06342

Dear Mr. Sandoe:

This letter responds to comments that you provided to Victoria M. Szybillo of Dechert LLP in a telephonic discussion on January 9, 2009 with respect to the Fund’s preliminary proxy statement filed on January 2, 2009 (“Preliminary Proxy Statement”).

A summary of each Staff comment and the Fund’s related response to each comment are set forth below.

Comment 1: The Staff inquired about the status of Fund directors with expiring terms, who are nominated for re-election, if the Fund failed to obtain a quorum to hold the scheduled Stockholder Meeting before the directors’ respective terms expired.

Response: The Fund is a Maryland corporation. Section 2-405(a) of the Maryland General Corporation Law provides that, if directors are not elected at the designated time, the directors remain in office and are deemed to be “holding over” and “shall continue to manage the business and affairs of the corporation until their successors are elected and qualify”.

For this reason, the proxy statement upon which the Staff commented contains the emphasized language in the meeting notice: “To elect two Directors to serve as Class II Directors for three-year terms and until their successors are duly elected and qualify”. Similarly, the description of this proposal in the descriptive portion of the proxy statement states: “[The nominees are nominated] to serve as Class II Directors for three-year terms, to expire at the Annual Meeting of Stockholders to be held in 2012, and until their successors are duly elected and qualify.”

US Austin Boston Charlotte Hartford New York Newport Beach Philadelphia Princeton San Francisco Silicon Valley Washington DC

EUROPE Brussels London Luxembourg Munich Paris ASIA Beijing Hong Kong

Mr. Christian Sandoe January 16, 2009 Page 2

In sum, if the Fund fails to obtain a quorum to hold the scheduled Stockholder Meeting before the directors’ respective terms expire, those directors hold over until a quorum is obtained and the directors are duly (re)elected.

Comment 2: Please clarify the relationship among the Fund, the Fund’s Manager, and the Fund’s proposed sub-adviser, Aberdeen Asset Management Investment Services Limited (“AAMISL”).

Response: Since 2004, the Fund has been managed by Aberdeen Asset Management Asia Limited, a Singapore corporation. In providing investment management services to the Fund under a management agreement dated as of June 7, 2006, the Manager, pursuant to a Memorandum of Understanding (“MOU”), utilizes the services of certain persons located in London at unregistered investment advisers of the Aberdeen Group (“London Employees”). Under the MOU, the Manager supervises the services provided by the London Employees as they relate to the Fund.

Until 2005, the Aberdeen Group did not have a US-registered investment adviser located in London. In December 2005, AAMISL, a US-registered investment adviser located in London, was acquired by Aberdeen Asset Management PLC. By approving the Sub-Advisory Agreement among the Fund, Aberdeen Asset Management Asia Limited, and AAMISL, the services provided to the Fund by the London Employees, pursuant to the MOU, will be subject to the terms of a Section 15 sub-advisory agreement, with all of its inherent investor protection, and the oversight of AAMISL’s Chief Compliance Officer. While the personnel, facilities, and resources currently provided in London will remain virtually the same, the engagement and proximity of AAMISL will provide for the efficient oversight of such services. Therefore, the Fund’s stockholders are being asked to approve the Sub-Advisory Agreement among the Fund, Aberdeen Asset Management Asia Limited and Aberdeen Asset Management Investment Services Limited.

*        *        *

We believe that the foregoing is responsive to the Staff’s comments. Please contact the undersigned at (202) 261-3308 if you wish to discuss this correspondence further.

Sincerely yours,

/s/ Sander M. Bieber

Sander M. Bieber

SMB